Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

January 11, 2012 and the Prospectus dated January 4, 2011

Registration No. 333-171526

January 11, 2012

CCO HOLDINGS, LLC

CCO HOLDINGS CAPITAL CORP.

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$750,000,000

Title of Securities:	6.625% Senior Notes due 2022

Final Maturity Date:	January 31, 2022

Issue Price:	99.500%, plus accrued interest, if any

Coupon:	6.625%

Yield to Maturity:	6.694%

Interest Payment Dates:	January 31 and July 31

Record Dates:	January 15 and July 15

First Interest Payment Date:	July 31, 2012

Gross Proceeds:	$746,250,000

Underwriting Discount:	1.300%

Net Proceeds to the Issuers before Estimated Expenses:	$736,500,000

Optional Redemption:	Except as described below, the Notes are not redeemable before January 31, 2017. On or after January 31, 2017, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount of Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 31 of the years indicated below:

	Date	Price

	2017	103.313%

	2018	102.208%

	2019	101.104%

	2020 and thereafter	100.00%

	At any time and from time to time prior to January 31, 2017, the Issuers may also redeem the outstanding Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such Notes to the redemption date, plus the Make-Whole Premium.

Optional Redemption with Equity Proceeds:	At any time prior to January 31, 2015, the Issuers may, on any one or more occasions, redeem up to 35% of the Notes at a redemption price equal to 106.625% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

Change of Control:	101%

Underwriters:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
RBC Capital Markets, LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Morgan Joseph TriArtisan LLC
SunTrust Robinson Humphrey, Inc.
Credit Agricole Securities (USA) Inc.

Use of Proceeds:	We intend to use the proceeds of this offering (i) to fund the Tender Offer for the Subject Notes, (ii) to pay fees and expenses related to this offering and (iii) for general corporate purposes.

Trade Date:	January 11, 2012

Settlement Date:	January 26, 2012 (T+10)

Distribution:	SEC Registered (Registration No. 333-171526)

CUSIP/ISIN Numbers:	CUSIP: 1248EP AX1

ISIN: US1248EPAX14

Listing:	None

The Issuers and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantor have filed with the SEC for more complete information about the Issuers, the guarantor and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.